UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

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For the month of April 2007

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT

(Exact name of registrant as specified in its charter)

36-38, avenue Kléber

75116 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

PRESS RELEASE

Veolia Environnement acquires SULO group in Germany

(Conference-call details on page 3)

Paris, April 27, 2007. Veolia Environnement today announced the signature of an agreement with The Blackstone Group and Apax Partners with a view to acquiring Sulo, the German number 2 in waste management. The acquisition, for an enterprise value of €1,450 million (including financial debt), will be carried out by Veolia Environnement. The operation will confirm the leadership position of Veolia Environnement’s waste management division in Europe, in both the industrial and municipal markets. The acquisition remains subject to the approval of the antitrust authorities.

With annual revenue of around €1.3 billion in 2006, Sulo is the second largest waste management operator in Germany. Sulo is the market leader in the collection of municipal waste and packaging (“Duales System”). The company is also an unrivaled specialist in paper and plastics recycling and has high-level expertise in sorting and organic recovery. It holds strong market positions in Eastern Europe and the Baltic states. Sulo employs 7,700 people, including 6,300 employees in Germany.

Upon the completion of this acquisition, the company’s waste management division, Veolia Environmental Services, will have revenue in Germany totaling approximately €1,500 million, or around 16% of the division’s global revenue.

In addition to the acquired positions in Germany, Veolia Environmental Services strengthens its role in the materials recovery and recycling businesses in Europe. The merger of Veolia Environmental Services and Sulo enables strong synergies to be envisaged, as between them the companies will deal with 4 million metric tons of used paper in what is now a global market.

Furthermore, this transaction strengthens Veolia Environmental Services’s presence in the high-growth markets of Eastern Europe and the Baltic states. With revenue of around €200 million in the region, Veolia Environmental Services will have a unique base for expansion in these high growth markets.

The acquisition price corresponds to 8.0 times EBITDA, after taking into account minority interests. The transaction matches the Veolia Environnement's investment criteria and should slightly increase net earnings per share from the first year.

Henri Proglio, Chairman and Chief Executive Officer of Veolia Environnement, said: “Veolia Environnement is already well established in Germany in water, energy services and transportation. This acquisition strengthens our position by making us a major player in the country’s waste management market. Following the operation, our revenue in Germany will rise to 10%. We will be in an excellent position to develop our expertise in this market, in particular to take advantage of the acceleration in the development of public-private partnerships.”

Denis Gasquet, the Chief Executive Officer of Veolia Environmental Services, added: “This acquisition strengthens our position as a major operator in the European waste management market. It also reinforces our position in sorting activities and recycled materials management—which are at the center of our growth strategy over the coming years—and will allow us to accelerate our organic growth in the high-potential markets of Eastern Europe.”

Veolia Environmental Services, Veolia’s waste management division, is the only operator to cover all segments of the waste management market (solid, liquid, non-hazardous, industrial and hazardous wastes) in countries the world over. Veolia Environmental Services provides services in logistics, cleaning and industrial maintenance (for example, waste collection, pipe systems maintenance, street cleaning and waste flow management). The division also transforms and treats waste to extract its full value. In 2006, Veolia Environmental Services recorded revenue of €7.4 billion. www.veolia-environmentalservices.com

Veolia Environnement (Paris Euronext: VIE and NYSE: VE) is the world leader in environmental solutions. With more than 300,000 employees, the company operates in its business activities the world over. It provides tailor-made solutions to meet the needs of industrial and public authority clients in four complementary segments: water management, waste management, energy management and passenger transportation. Veolia Environnement recorded revenue of €28.6 billion in 2006. www.veolia.com.

Glossary:
Term	Definition

C&I	Commercial and Industrial

DSD	Duales System Deutschland: a company which receives fees from packaging companies, and transfers the request for bids to waste specialists to ensure the collection and sorting of the packaged waste. The company is owned by KKR.

MBT	Mechanical-biological Treatment: a way of treating waste pre-disposal in order to recuperate the biodegradable portion and the portion for incineration.

PET	Polyethylene Terephthalate

PPP	Public Private Partnership: a business model where a municipality and a private company form a joint holding company, typically majority owned by the municipality but operationally controlled by the private partner

RDF	Refuse derived fuel.

TASi	Technische Anleitung Siedlungsabfall: ordinance on the Environmentally Sound Landfilling of Municipal Waste and on Biological Treatment Plants, which states that no waste with a high calorific or biodegradable content may be disposed of in landfill sites from 31 May 2005 onward

URRC	United Resource Recovery Corporation, patented PET recycling process technology

Disclaimer:

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These factors and uncertainties include in particular risks related to customary provisions of acquisition or divesture transactions as well as those described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Contact for analysts and institutional investors: Nathalie Pinon – Tel. +33 (0)1 71 75 01 67

Investors in the US contact: Brian Sullivan – Tel. +01 630-371-2749

Our press releases are available from our Web site: http://www.veolia-finance.com

A conference call will take place on April 27, 2007 at 08.15 CET.

The telephone numbers you may dial are:

+33 (0)1 70 99 42 86
or
+44 (0)207 138 08 45

Presentation slides can be downloaded from the Web site: http://www.veolia-finance.com

A recording will be available from April 27 to May 11, 2007.
The telephone numbers are:
+33 (0)1 71 23 02 48
+44 (0)20 7806 1970
or +1 718 354 1112

(code 9504517#)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 27, 2007

VEOLIA ENVIRONNEMENT

By:	/s/ Jérôme Contamine Name: Jérôme Contamine Title: Senior Executive Vice President and Chief Executive Officer